Exhibit 12
EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, dollars in thousands)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2006	2007	2006	2007
EARNINGS:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(96)	$(6,515)	$11,315	$4,280
Add:
Fixed charges	12,443	11,682	42,353	35,625
Amortization of capitalized interest	18	—	55	37
Less:
Preferred stock dividends	2,246	2,246	6,738	6,738

Earnings	$10,119	$2,921	$46,985	$33,204

FIXED CHARGES:
Interest expense (including amortization of debt expenses)	$9,505	$8,692	$33,621	$26,678
Portion of rents representative of the interest factor	692	744	1,994	2,209
Preferred stock dividends	2,246	2,246	6,738	6,738

Fixed Charges	$12,443	$11,682	$42,353	$35,625

Ratio of Earnings to Fixed Charges	N/A	N/A	1.1	N/A

Deficiency	$2,324	$8,761	$—	$2,421